

Mail Stop 4561

July 16, 2018

Raid Chalil
Chief Executive Officer
TipMeFast, Inc.
HaShnura St 1
Zihron Ya'akow, Israel

> **Re: TipMeFast, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed July 3, 2018**
> **File No. 333-222880**

Dear Mr. Chalil:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 18, 2018 letter.

Management's Discussion and Analysis of Financial Condition and Results of Operations

1. Revise to address the March 31, 2018 interim results and changes in financial condition since December 31, 2017 as required by Item 303(b) of Regulation S-K.

Plan of Operation

Liquidity and Capital Resources, page 14

2. We are reissuing prior comment 3. Non-current assets total $13,025 as of December 31, 2017. In lieu of disclosing this, revise the first sentence to say that as of this date you had $15,275 in total assets.

Index to Financial Statements, page 23

3.   Revise to note in your index of financial statements the March 31, 2018 interim period financial statements.

Statements of Operations, page F-3

4.   We note your response to prior comment 4. Please change the title to read "Statement of Operations." Also, the audit report on page F-1 still refers to a plurality of balance sheets and should be revised.

Notes to the Audited Financial Statements

Note 3 – Summary of Significant Accounting Policies, page F-6

5.   We are reissuing prior comment 5. Please exclude from the "Cash and Cash Equivalents" disclosures any discussion of the $13,025 IOLTA account, since it is non-current restricted cash.

You may contact Frank Knapp, Staff Accountant, at (202) 551-3805 or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Foland, Attorney-Advisor, at (202) 551-6711 or me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director
Office of Information Technologies
and Services

cc: Elaine Dowling, Esq.